Exhibit 12.1

Louisiana-Pacific Corporation

Statement Re: Computation of Ratios

(dollars in millions)

	Six months ended June 30, 2016	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before taxes and equity in (earnings)	$59.6	$(95.4)	$(105.0)	$206.6	$34.8	$(189.7)
Fixed charges	18.2	33.1	31.1	39.9	49.5	57.0
Less interest capitalized	(0.9)	(1.9)	(1.3)	(1.6)	(0.2)	(0.1)
Plus amortization of interest capitalized	2.2	3.1	3.2	3.0	2.9	3.1
Less noncontrolling interest in pre-tax income	—	—	—	—	—	(0.2)

Earnings	$79.1	$(61.1)	$(72.0)	$247.9	$87.0	$(129.9)

Fixed Charges:
Interest expense, including amortization of discounts and debt issuance costs	$17.3	$31.2	$29.8	$36.0	$49.3	$56.9
Less early debt extinguishment	—	—	—	2.3	—	—
Interest capitalized	0.9	1.9	1.3	1.6	0.2	0.1

Fixed charges	$18.2	$33.1	$31.1	$39.9	$49.5	$57.0

Consolidated ratio of earnings to fixed charges (1)	4.3			6.2	1.8

Consolidated deficiency of earnings to fixed charges (1)	—	94.2	103.1			186.9

(1)	We have not had any preferred stock outstanding during the last five years and have, therefore, not paid any dividends on preferred stock, which has resulted in our consolidated ratio of earnings to combined fixed charges and preferred stock dividends being the same as our consolidated ratio of earnings to fixed charges, or our consolidated deficiency of earnings to combined fixed charges and preferred stock dividends being the same as our consolidated deficiency of earnings to fixed charges, as applicable, for each of the above periods.